Exhibit 99.1

Summit Therapeutics plc

(“Summit” or the “Company”)

RESULT OF ANNUAL GENERAL MEETING

Oxford, UK, 29 July 2015 – Summit Therapeutics plc (AIM: SUMM, NASDAQ: SMMT), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy and C. difficile infection, announces that, further to the announcement of 14 July 2015, at the adjourned Annual General Meeting held earlier today, Resolution 12 (the only resolution proposed at the meeting) was duly passed.

The results of the proxy votes on the resolution will be available shortly from the Investors section of Summit’s website, www.summitplc.com.

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About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialisation of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection.

For more information, please contact:

Summit Therapeutics
Glyn Edwards / Richard Pye (UK office) Erik Ostrowski (US office)	Tel: +44 (0)1235 443 951 +1 617 294 6607

Cairn Financial Advisers LLP
(Nominated Adviser)
Liam Murray / Tony Rawlinson	Tel: +44 (0)20 7148 7900

N+1 Singer
(Broker)
Aubrey Powell / Jen Boorer	Tel: +44 (0)20 7496 3000

MacDougall Biomedical Communications
(US media contact) Michelle Avery	Tel: +1 781 235 3060 mavery@macbiocom.com

Peckwater PR
(Financial public relations, UK) Tarquin Edwards	Tel: +44 (0)7879 458 364 tarquin.edwards@peckwaterpr.co.uk